

Mail Stop 4720

September 18, 2009

Louis J. Cappelli
Chairman and Chief Executive Officer
Sterling Bancorp
650 Fifth Avenue
New York, NY 10019-6108

> **Re:** **Sterling Bancorp**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **File No. 001-05273**

Dear Mr. Cappelli:

We have reviewed your response letter dated September 8, 2009 and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Asset Quality, page 37

1. We have reviewed your proposed disclosure in response to prior comment one from our letter dated August 25, 2009. In your response, you state "when it is determined that collection efforts are no longer productive, the balance is charged off." Please tell us and revise your future filings to disclose the following regarding your charge-off policy for your lease financing receivables:

    - How you determine that collection efforts are no longer productive;

    - Additional information about your historical experience in this area (for example, for the periods presented, tell us and disclose on average how many days past due the loans were when they were charged-off. Additionally, tell us and disclose whether there have been any significant delays in charge-offs during those periods).

- Whether your current experience is in line with your historical experience; and

- Whether you have made any changes to your charge off policy or if it has been consistently applied for all periods presented.

Provide us with your proposed future disclosure.

2.   Please supplementally provide us with the following additional information regarding your lease financing receivable charge-offs:

- Quantify cumulative charge offs for 2009 and the amount of loans left in non-accrual. For those loans in non-accrual, provide us with a table that separately quantifies the amount and number of loans less than 90 days past due, 90-180 days past due, 180-365 days past due and greater than 365 days past due.

*   *   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 or me at (202) 551-3492 if you have any questions.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant

cc: Barbara Riordan
(Sterling Bancorp)